UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunt Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 AVENUE OF THE AMERICAS, 28TH FLOOR
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Sarabella (212) 702-6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCBEE & CO., PC
(Name – *if individual, state last, first, middle name*)

718 PAULUS AVENUE	DALLAS	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc DeFife _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunt Financial Securities, LLC _____
_____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



RICARDO MCKENZIE
Notary Public - State of New York
NO. 01MC6377476
Qualified in Westchester County
My Commission Expires Jul 2, 2022

_____
Signature

Co-President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNT FINANCIAL SECURITIES, LLC
Consolidated Statement of Financial Condition
December 31, 2020
(With Report of Independent Registered Public Accounting Firm)

HUNT FINANCIAL SECURITIES, LLC

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3-6



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Hunt Financial Securities, LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hunt Financial Securities, LLC as of December 31, 2020 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Hunt Financial Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Hunt Financial Securities, LLC's management. Our responsibility is to express an opinion on Hunt Financial Securities, LLC's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hunt Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as Hunt Financial Securities, LLC's auditor since 2020.
Dallas, Texas
March 22, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake


HUNT FINANCIAL SECURITIES, LLC
Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)



Assets


Cash and cash equivalents	$	1,274
Fees and other receivables due from affiliate		41
Prepaid expenses and other assets		35
Total assets	$	1,350


Liabilities and Equity


Liabilities:		
Accounts payable and other liabilities	$	16
Commitments and contingencies (Note 5)		
Member's equity		1,334
Total liabilities and equity	$	1,350


See accompanying notes to consolidated statement of financial condition.


(1)   General

Hunt Financial Securities, LLC ("HFS" or "Company"), is a limited liability company formed under the laws of the State of Delaware. HFS is a wholly-owned subsidiary of Hunt Capital Holdings Investments, LLC ("Parent") which is an indirect subsidiary of Hunt Companies, Inc. ("HCI" or "Hunt").

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides business advisory services and acts as a placement agent with respect to structured financings and/or other financings.

(2)   Summary of Significant Accounting Policies

a.   Basis of Presentation

The accompanying Consolidated Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b.   Principles of Consolidation

The accompanying Consolidated Statement of Financial Condition includes the accounts of investees that are consolidated pursuant to the guidance of Accounting Standards Codification ("ASC") 810, *Consolidation*. Third party equity interests in the assets and related net income or losses of consolidated investees are reported as non-controlling interests in the accompanying Consolidated Statement of Financial Condition. Interests not consolidated pursuant to such guidance are accounted for using the equity method or cost method as deemed appropriate. Significant intercompany accounts have been eliminated and transactions and profits not yet realized from third parties have been deferred.

The Company consolidates Variable Interest Entities ("VIEs") in which it is determined to be the primary beneficiary. A VIE is an entity (a) that has total equity at risk that is not sufficient to finance its activities without additional subordinated financial support from other entities, (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance, or the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns, or both, or (c) where the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We determine if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions including, but not limited to, the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement.

The Company performs ongoing reassessments of whether any entities previously evaluated have become VIEs based on certain events, and therefore subject to the VIE consolidation framework and whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion regarding the VIE to change.

The Consolidated Statement of Financial Condition includes the accounts of the Company and of entities that are considered to be variable interest entities in which the Company is the primary beneficiary, as well as those entities in which the Company has a controlling financial interest, including wholly-owned

subsidiaries. For those VIEs where the Company does not consolidate, our risk of loss is limited to our investments in, advances to, and/or receivables due from VIEs.

c. Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Statement of Financial Condition and related disclosure in the accompanying notes. Actual results may differ from these estimates.

d. Fair Value Measurements

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is a price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. A transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

e. Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2020. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits and potentially subject the Company to concentrations of credit risk. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

f. Fees and Other Receivables Due from Affiliate

Fees and other receivables due from affiliate include accrued asset management fees and receivables. Such receivables measured at amortized cost are presented at the net amount expected to be collected. The allowance for credit losses valuation account, if any, is deducted from the amortized cost basis of the financial asset and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Judgment is used in determining the relevant information and estimation methods that are appropriate.

g. Income Taxes

The Company is a single member Limited Liability Company ("SMLLC") and as such, is treated as disregarded for U.S. Federal income tax purposes. Some states impose an entity level tax. The Company files standalone tax returns for these types of taxes in state and local jurisdictions in which it does business. For income tax purposes, all the assets, liabilities, and items of income, deductions, gains and losses flow to Hunt Capital Holdings Investments, LLC. Hunt Capital Holdings Investments, LLC is a disregarded entity of Hunt ELP, Ltd, a Texas limited partnership. Hunt ELP, Ltd's majority partner is Hunt Company, LLC which is wholly owned by Hunt Companies, Inc. HCI has elected to be treated as an S Corporation for federal income tax purposes. All of HCI's items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are computed using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted ASC Subtopic 740-10, which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statement uncertain tax positions.

h. *Recently Issued and Adopted Accounting Standards*

- In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. Topic 326 replaced the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted the Topic 326 amendments on January 1, 2020, which did not have a material impact on its Consolidated Statement of Financial Condition.

(3) Broker-Dealer

The Company did not have any trading instruments or trading instruments sold, not yet purchased at December 31, 2020. There were no amounts receivable from or amounts payable to brokers, dealers and clearing brokers at December 31, 2020.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 70% for a period in excess of 90 days. Minimum net capital cannot be less than $250 thousand or 2% of aggregate debit items, whichever is greater. At December 31, 2020, the Company had no aggregate indebtedness and net capital of approximately $1.3 million which exceeded the required net capital.

There were no material differences between the audited and unaudited statements of financial condition.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(5) Commitments and Contingencies

The Company, from time to time, may be a party to litigation relating to claims arising in the normal course of business. As of December 31, 2020, the Company is not aware of any legal claims that could materially impact its financial condition.

(6) Related-Party Transactions

(a) *Hunt Companies Business Services*

Through April 1, 2020, the Company and its former subsidiaries were under a master shared services agreement with Hunt Company Business Services, LLC ("HCBS"), a wholly-owned subsidiary of Hunt, whereby HCBS provided the Company and its former subsidiaries certain Accounting, Financial

Reporting, Tax Compliance, Human Resources, Information Technology, Cyber Security, Payroll, Treasury, Accounts Payable, Legal, Regulatory Compliance, Insurance Administration, Marketing/ Communications, Facilities, and other services related to management agreements. The Company and its subsidiaries paid fixed annual amounts defined in the agreement and reimbursed vendor charges or other costs that HCBS incurred to perform the services. The Company has an outstanding receivable balance of $1 thousand at December 31, 2020.

(b) Management Services Agreement

In accordance with an amended and restated services agreement amongst the Company and an affiliate, the Company provides certain business development and management services to the affiliate and the affiliate provides certain employee services including compliance and accounting support services. The Company has an outstanding receivable balance of $42 thousand at December 31, 2020. The Company has an outstanding payable balance of $2 thousand at December 31, 2020.

(7) Subsequent Events

Management evaluated all activity of the Company through March 22, 2021, the date the financial statement was available to be issued. Management has concluded that no subsequent events have occurred that would require disclosure in the notes to the Consolidated Statement of Financial Condition.